Exhibit 99.1

GFL Environmental Reports Second Quarter 2025 Results and Raises Full Year 2025 Guidance

•	Revenue, Adjusted EBITDA[1] and Adjusted Free Cash Flow[1] all ahead of expectations, overcoming multiple external headwinds

•	8.3% organic price and volume growth excluding the impact of divestitures[2], a 170 basis point acceleration over the previous quarter

•	Adjusted EBITDA[1] of $515.1 million, increase of 14.6%[3]; Adjusted Net Income from continuing operations[1] of $101.5 million; Net income from continuing operations of $274.2 million

•	Adjusted EBITDA margin[1] of 30.7%, 230 basis points increase over the prior year period[3], Solid Waste Adjusted EBITDA margin[1] of 34.7%, highest Q2 margin in Company’s history

•	Year-to-date completed acquisitions generating approximately $105.0 million in annualized revenue

•	Raised full year 2025 Adjusted EBITDA[4] guidance approximately $50.0 million before considering the effect of foreign currency translation

VAUGHAN, ON, July 30, 2025 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”) today announced its results for the second quarter of 2025.

“Our exceptional start to the year continued into the second quarter, thanks to the hard work and commitment of our over 15,000 employees," said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Our continued focus on execution drove top line growth of 9.5%2 and industry leading Adjusted EBITDA margin1 expansion of 230 basis points over the prior year period3. Our strong performance, achieved amid continued macroeconomic uncertainty and headwinds from lower commodity prices, underscores the resiliency of our business model.”

Mr. Dovigi continued, “The success of our first half results sets us up to increase our full year 2025 guidance. We are increasing our guidance for Adjusted EBITDA4 to between $1.950 billion and $1.975 billion and Adjusted EBITDA margin4 expansion of 120 basis points year-over-year at the mid-point to reflect stronger organic financial performance in the base business inclusive of foreign currency translation. Any incremental M&A, improvement in commodity prices or macroeconomic variables provide potential upside to our guidance. Our M&A pipeline remains robust and we are highly confident in our ability to meet or exceed our M&A capital deployment targets for 2025. The expected back-end weighting of this year’s M&A activity results in lower current year contribution but sets us up for a larger roll over amount in 2026.”

Mr. Dovigi concluded, “We remain laser focused on executing on our strategic plan that we laid out at Investor Day including driving industry leading growth and improving Adjusted Free Cash Flow1 conversion through continued optimization of our existing platform. In addition, our returns focused capital deployment strategy allows for the flexibility to execute on accretive M&A, strategic reinvestments and return of capital to shareholders.”

Second Quarter Results3

•	Revenue of $1,675.2 million in the second quarter of 2025, increase of 9.5% excluding the impact of divestitures[2] (5.9% including the impact of divestitures), including 5.8% from core pricing[2] and 2.5% from positive volume[2].

•	Adjusted EBITDA[1] increased by 14.6% to $515.1 million in the second quarter of 2025, compared to $449.4 million in the second quarter of 2024. Adjusted EBITDA margin[1] was 30.7% in the second quarter of 2025, compared to 28.4% in the second quarter of 2024.

•	Net income from continuing operations was $274.2 million in the second quarter of 2025, compared to net loss from continuing operations of $531.9 million in the second quarter of 2024.

•	Adjusted Free Cash Flow[1] was $137.1 million in the second quarter of 2025, compared to $111.0 million in the second quarter of 2024. The increase of $26.1 million was predominantly due to an increase in Adjusted EBITDA[1] and reduction in cash interest paid, partially offset by an increase in cash capex net of incremental growth investments and investment in working capital.

•	During the second quarter of 2025, we repurchased 3,470,158 subordinate voting shares under our normal course issuer bid. We intend to continue to be opportunistic on further share repurchases going forward.

Year to Date Results3

•	Revenue of $3,235.3 million for the six months ended June 30, 2025, an increase of 10.9% excluding the impact of divestitures[2] (7.4% including the impact of divestitures), including 5.8% from core pricing[2] and 1.8% from positive volume[2].

•	Adjusted EBITDA[1] increased by 14.3% to $941.2 million for the six months ended June 30, 2025, compared to $823.8 million in the six months ended June 30, 2024. Adjusted EBITDA margin[1] was 29.1% for the six months ended June 30, 2025, compared to 27.3% for the six months ended June 30, 2024.

•	Net income from continuing operations was $60.3 million for the six months ended June 30, 2025, compared to net loss from continuing operations of $727.7 million for the six months ended June 30, 2024.

•	Adjusted Free Cash Flow[1] was $150.8 million for the six months ended June 30, 2025, compared to $129.5 million for the six months ended June 30, 2024. The increase of $21.3 million was predominantly due to an increase in Adjusted EBITDA[1] and reduction in cash interest paid, partially offset by an increase in cash capex net of incremental growth investments and investment in working capital.

Updated Full Year 2025 Guidance4

GFL also provided its updated guidance for 2025 assuming a USD/CAD exchange rate of 1.37 for the remainder of the year (compared to 1.41 provided in our original guidance on February 24, 2025).

•	Revenue is estimated to be between $6,550 million and $6,575 million, up compared to original guidance by approximately $110 million before considering the effect of foreign currency translation.

•	Adjusted EBITDA is estimated to be between $1,950 million and $1,975 million, up compared to original guidance by approximately $50 million before considering the effect of foreign currency translation.

◦	Full year Adjusted EBITDA margin is expected to be approximately 29.9% at the mid-point of the range, increase of 120 basis points compared to the prior year.

•	Adjusted Free Cash Flow is reaffirmed at approximately $750 million.

•	Net Leverage is estimated to be in the low 3.0x range by the end of 2025.

The 2025 updated guidance includes the expected contribution of acquisitions completed as of August 1, 2025, net of divestitures completed to date, but excludes any impact from acquisitions not yet completed. Implicit in forward-looking information in respect of our expectations for 2025 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The 2025 updated guidance assumes GFL will continue to execute on our strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realizing operational efficiencies and extracting procurement and cost synergies. See “Forward-Looking Information”.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(2)	Reflects pro forma adjustments to remove the contribution of one divestiture in Fiscal 2024. Refer to “Supplemental Data” for details.
(3)	On March 3, 2025, we announced the completion of the divestiture of our Environmental Services line of business (“GFL Environmental Services”), effective March 1, 2025. Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL Environmental Services which has been presented as discontinued operations. For additional information, refer to Note 2 and Note 17 in our Unaudited Interim Financial Statements.
(4)	Information contained in the section titled “Updated Full Year 2025 Guidance” includes non-IFRS measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Second Quarter Results for the equivalent historical non-IFRS measure.

Q2 2025 Earnings Call

GFL will host a conference call related to our second quarter earnings on July 31, 2025 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 117324) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=3250489d&confId=84171. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until August 14, 2025 by dialing 1-226-828-7578 in Canada or 1-866-813-9403 in the United States (access code: 782967).

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management services through its platform of facilities throughout Canada and in 18 U.S. states. Across its organization, GFL has a workforce of approximately 15,000 employees.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities, the markets in which we operate, or potential share repurchases are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the section titled “Updated Full Year 2025 Guidance”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; changes to trade agreements, restrictions on trade, including sanctions, export controls, import duties, quotas, treaties, tariffs, trade wars, changes to trade and investment policies and other governmental actions; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2024 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) share of net (income) loss of investments accounted for using the equity method, (d) share-based payments, (e) (gain) loss on divestiture, (f) transaction costs, (g) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (h) Founder/CEO remuneration and (i) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) transaction costs, (c) acquisition, rebranding and other integration costs, (d) Founder/CEO remuneration, (e) cash interest paid on early termination of long-term debt and (f) distribution received from joint ventures. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. For the six months ended June 30, 2025, cash interest paid on early termination of long-term debt has been added back to Adjusted Cash Flows from Operating Activities. This amount was not paid in the prior period. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds on disposal of assets and other, (b) purchase of property and equipment and (c) incremental growth investments. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Net Income (Loss) from continuing operations represents net income (loss) from continuing operations adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) amortization of deferred financing costs, (d) (gain) loss on foreign exchange, (e) share of net (income) loss of investments accounted for using the equity method, (f) loss on termination of hedged arrangements, (g) (gain) loss on divestiture, (h) transaction costs, (i) acquisition, rebranding and other integration costs, (j) Founder/CEO remuneration, (k) other and (l) the tax impact of the foregoing. Adjusted income (loss) per share from continuing operations is defined as Adjusted Net Income (Loss) from continuing operations divided by the weighted average shares in the period. We believe that Adjusted income (loss) per share from continuing operations provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period ((a) and (b), collectively, “Run-Rate EBITDA Adjustments”). Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the acquired businesses had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(In millions of dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2025	2024(1)	2025	2024(1)
Revenue	$1,675.2	$1,581.6	$3,235.3	$3,013.4
Expenses
Cost of sales	1,303.2	1,290.8	2,575.8	2,480.2
Selling, general and administrative expenses	223.2	210.0	509.4	441.3
Interest and other finance costs	121.1	184.8	331.5	335.8
(Gain) loss on sale of property and equipment	(2.8)	0.3	0.4	(2.2)
(Gain) loss on foreign exchange	(266.4)	5.4	(272.1)	79.9
Loss on divestiture	—	494.1	—	494.1
Other	(24.4)	0.9	(16.4)	(3.6)
	1,353.9	2,186.3	3,128.6	3,825.5
Share of net (loss) income of investments accounted for using the equity method	(19.1)	15.7	(70.8)	(14.9)
Income (loss) before income taxes	302.2	(589.0)	35.9	(827.0)
Current income tax expense	30.9	26.5	64.1	58.8
Deferred tax recovery	(2.9)	(83.6)	(88.5)	(158.1)
Income tax expense (recovery)	28.0	(57.1)	(24.4)	(99.3)
Net income (loss) from continuing operations	274.2	(531.9)	60.3	(727.7)
Net income from discontinued operations	—	59.6	3,620.8	78.9
Net income (loss)	274.2	(472.3)	3,681.1	(648.8)
Less: Net loss attributable to non-controlling interests	(2.1)	(1.1)	(4.8)	(4.8)
Net income (loss) attributable to GFL Environmental Inc.	$276.3	$(471.2)	$3,685.9	$(644.0)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment	(442.5)	60.6	(452.9)	201.3
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax	1.0	—	7.0	—
Fair value movements on cash flow hedges, net of tax	16.0	0.6	23.3	(14.7)
Share of other comprehensive loss of investments accounted for using the equity method, net of tax	(16.2)	(1.2)	(16.2)	(1.2)
Reclassification to net income (loss) of foreign currency differences on divestitures	—	(26.5)	—	(26.5)
Other comprehensive (loss) income	(441.7)	33.5	(438.8)	158.9
Comprehensive loss from continuing operations	(167.5)	(498.4)	(378.5)	(568.8)
Comprehensive income from discontinued operations	—	59.6	3,444.3	78.9
Total comprehensive (loss) income	(167.5)	(438.8)	3,065.8	(489.9)
Less: Total comprehensive (loss) income attributable to non-controlling interests	(14.4)	0.9	(17.3)	2.7
Total comprehensive (loss) income attributable to GFL Environmental Inc.	$(153.1)	$(439.7)	$3,083.1	$(492.6)

Basic income (loss) per share(2)
Continuing operations	$0.72	$(1.47)	$0.10	$(2.05)
Discontinued operations	—	0.16	9.57	0.21
Total operations	$0.72	$(1.31)	$9.67	$(1.84)
Diluted income (loss) per share(2)
Continuing operations	$0.70	$(1.47)	$0.10	$(2.05)
Discontinued operations	—	0.16	9.34	0.21
Total operations	$0.70	$(1.31)	$9.44	$(1.84)

Weighted average number of shares outstanding	365,815,712	376,598,000	378,517,656	374,792,781
Diluted weighted average number of shares outstanding	383,211,513	376,598,000	387,599,076	374,792,781

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Unaudited Interim Financial Statements.
(2)	Basic and diluted income (loss) per share is calculated on net income (loss) attributable to GFL Environmental Inc. adjusted for amounts attributable to preferred shareholders. Refer to Note 9 in our Unaudited Interim Financial Statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	June 30, 2025	December 31, 2024
Assets
Cash	$139.7	$133.8
Trade and other receivables, net	840.6	1,175.1
Income taxes recoverable	12.4	86.0
Prepaid expenses and other assets	207.4	300.7
Current assets	1,200.1	1,695.6

Property and equipment, net	6,834.8	7,851.7
Intangible assets, net	1,634.6	2,833.2
Investments accounted for using the equity method	1,966.4	344.4
Other long-term assets	302.1	207.4
Deferred income tax assets	—	209.3
Goodwill	6,589.1	8,065.8
Non-current assets	17,327.0	19,511.8
Total assets	$18,527.1	$21,207.4

Liabilities
Accounts payable and accrued liabilities	1,567.9	1,880.2
Income taxes payable	8.9	—
Long-term debt	60.6	1,146.5
Lease obligations	112.8	69.4
Due to related party	—	2.9
Landfill closure and post-closure obligations	51.2	51.7
Current liabilities	1,801.4	3,150.7

Long-term debt	6,635.1	8,853.0
Lease obligations	401.0	477.2
Other long-term liabilities	33.4	41.6
Deferred income tax liabilities	749.4	464.5
Landfill closure and post-closure obligations	1,019.3	998.7
Non-current liabilities	8,838.2	10,835.0
Total liabilities	10,639.6	13,985.7

Shareholders’ equity
Share capital	7,532.1	9,938.0
Contributed surplus	173.1	151.3
Retained earnings (deficit)	96.5	(3,573.5)
Accumulated other comprehensive (loss) income	(140.2)	462.6
Total GFL Environmental Inc.’s shareholders’ equity	7,661.5	6,978.4
Non-controlling interests	226.0	243.3
Total shareholders’ equity	7,887.5	7,221.7
Total liabilities and shareholders’ equity	$18,527.1	$21,207.4

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Operating activities
Net income (loss)	$274.2	$(472.3)	$3,681.1	$(648.8)
Adjustments for non-cash items
Depreciation of property and equipment	262.1	287.3	520.0	542.3
Amortization of intangible assets	60.8	110.6	122.2	219.3
Share of net loss (income) of investments accounted for using the equity method	19.1	(15.7)	70.8	14.9
Loss (gain) on divestiture	—	494.1	(4,466.8)	494.1
Other	(24.4)	3.6	(16.4)	(0.9)
Interest and other finance costs	121.1	186.9	333.1	339.9
Share-based payments	16.7	15.6	76.4	72.6
(Gain) loss on unrealized foreign exchange	(265.5)	5.3	(272.1)	80.1
(Gain) loss on sale of property and equipment	(2.8)	0.2	1.6	(1.9)
Current income tax expense	30.9	24.0	87.6	63.2
Deferred tax (recovery) expense	(2.9)	(81.3)	762.1	(174.1)
Interest paid in cash	(64.3)	(107.0)	(253.0)	(228.9)
Income taxes paid in cash, net	(0.9)	(4.6)	(5.5)	(6.5)
Changes in non-cash working capital items	(112.3)	(76.7)	(153.8)	(129.9)
Landfill closure and post-closure expenditures	(5.7)	(5.4)	(7.7)	(7.6)
	306.1	364.6	479.6	627.8
Investing activities
Purchase of property and equipment	(289.0)	(298.4)	(603.6)	(594.7)
Proceeds on disposal of assets and other	9.4	0.3	13.1	8.0
(Payments) proceeds from divestitures	(109.1)	69.5	5,820.5	69.5
Business acquisitions and investments, net of cash acquired	(44.9)	(439.8)	(285.9)	(551.4)
Distribution received from joint ventures	1.7	2.0	5.3	8.3
	(431.9)	(666.4)	4,949.4	(1,060.3)
Financing activities
Repayment of lease obligations	(30.4)	(24.6)	(56.0)	(62.3)
Issuance of long-term debt	162.3	1,481.9	869.2	2,060.7
Repayment of long-term debt	(95.2)	(1,047.6)	(3,819.0)	(1,510.8)
Proceeds from termination of hedged arrangements	—	—	28.0	—
Payment for termination of hedged arrangements	(1.1)	(6.4)	(1.1)	(6.4)
Payment of contingent purchase consideration and holdbacks	(0.2)	(18.3)	(2.6)	(19.5)
Repurchase of subordinate voting shares	(277.6)	—	(2,412.2)	—
Dividends issued and paid	(8.0)	(7.1)	(15.9)	(13.5)
Payment of financing costs	(5.5)	(6.3)	(5.6)	(8.7)
Repayment of loan to related party	—	—	(2.9)	(2.9)
	(255.7)	371.6	(5,418.1)	436.6

(Decrease) increase in cash	(381.5)	69.8	10.9	4.1
Changes due to foreign exchange revaluation of cash	(16.0)	(5.6)	(5.0)	(5.6)
Cash, beginning of period	537.2	70.0	133.8	135.7
Cash, end of period	$139.7	$134.2	$139.7	$134.2

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2024, as well as our Unaudited Interim Financial Statements and notes thereto for the three and six months ended June 30, 2025.

Revenue Growth

The following tables summarize the revenue growth in our segments for the periods indicated:

	Three months ended June 30, 2025
	Pro forma excluding divestitures(1)
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth	Impact from divestitures	Total Revenue Growth
Canada	0.5%	11.8%	—%	12.3%	—%	12.3%
USA	2.6	4.3	1.2	8.1	(5.1)	3.0
Total	1.9%	6.8%	0.8%	9.5%	(3.6)%	5.9%

	Six months ended June 30, 2025
	Pro forma excluding divestitures(1)
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth	Impact from divestitures	Total Revenue Growth
Canada	0.4%	12.6%	—%	13.0%	—%	13.0%
USA	2.9	3.3	3.7	9.9	(5.1)	4.8
Total	2.1%	6.3%	2.5%	10.9%	(3.5)%	7.4%

(1)	Reflects pro forma adjustments to remove the contribution of one divestiture in Fiscal 2024.

Detail of Organic Growth

The following table summarizes the components of our organic growth for the periods indicated:

	Pro forma excluding divestitures(1)
	Three months ended June 30, 2025	Six months ended June 30, 2025	Three months ended June 30, 2025	Six months ended June 30, 2025
Price	5.8%	5.8%	5.7%	5.6%
Surcharges	(1.1)	(1.1)	(1.0)	(1.1)
Volume	2.5	1.8	2.2	1.6
Commodity price	(0.4)	(0.2)	(0.4)	(0.1)
Total organic growth	6.8%	6.3%	6.5%	6.0%

(1)	Reflects pro forma adjustments to remove the contribution of one divestiture in Fiscal 2024.

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated, excluding the results of GFL Environmental Services which has been presented as discontinued operations:

	Three months ended June 30, 2025			Three months ended June 30, 2024(1)
($ millions)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)
Canada	$556.7	$188.0	33.8%	$495.8	$149.8	30.2%
USA	1,118.5	393.8	35.2	1,085.8	364.4	33.6
Solid Waste	1,675.2	581.8	34.7	1,581.6	514.2	32.5
Corporate	—	(66.7)	—	—	(64.8)	—
Total	$1,675.2	$515.1	30.7%	$1,581.6	$449.4	28.4%

	Six months ended June 30, 2025			Six months ended June 30, 2024(1)
($ millions)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)
Canada	$1,050.7	$325.7	31.0%	$929.4	$263.4	28.3%
USA	2,184.6	754.0	34.5	2,084.0	691.5	33.2
Solid Waste	3,235.3	1,079.7	33.4	3,013.4	954.9	31.7
Corporate	—	(138.5)	—	—	(131.1)	—
Total	$3,235.3	$941.2	29.1%	$3,013.4	$823.8	27.3%

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Unaudited Interim Financial Statements.
(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	June 30, 2025		December 31, 2024
Total long-term debt, net of derivative asset(1)	$6,688.0		$9,884.8
Deferred finance costs and other adjustments	(15.6)		(134.9)
Total long-term debt excluding deferred finance costs and other adjustments	$6,703.6		$10,019.7
Less: cash	(139.7)		(133.8)
	6,563.9		9,885.9

Trailing twelve months Adjusted EBITDA(2)	1,877.0		2,250.5
Run-Rate EBITDA Adjustments(3)	208.0		182.6
Run-Rate EBITDA(3)	$2,085.0		$2,433.1

Net Leverage(2)	3.1	x	4.1	x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 7 in our Unaudited Interim Financial Statements.
(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

June 30, 2025
Subordinate voting shares	351,531,865
Multiple voting shares	11,812,964
Basic shares outstanding	363,344,829
Effect of dilutive instruments	12,270,147
Series A Preferred Shares (as converted)	7,796,842
Series B Preferred Shares (as converted)	8,443,292
Diluted shares outstanding	391,855,110

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated, excluding the results of GFL Environmental Services which has been presented as discontinued operations:

($ millions)	Three months ended June 30, 2025	Three months ended June 30, 2024(1)
Net income (loss) from continuing operations	$274.2	$(531.9)
Add:
Interest and other finance costs	121.1	184.8
Depreciation of property and equipment	262.1	252.2
Amortization of intangible assets	60.8	71.9
Income tax expense (recovery)	28.0	(57.1)
EBITDA	746.2	(80.1)
Add:
(Gain) loss on foreign exchange(2)	(266.4)	5.4
(Gain) loss on sale of property and equipment	(2.8)	0.3
Share of net loss (income) of investments accounted for using the equity method(3)	23.2	(11.2)
Share-based payments(4)	16.7	13.9
Loss on divestiture(5)	—	494.1
Transaction costs(6)	9.2	14.1
Acquisition, rebranding and other integration costs(7)	2.4	1.8
Founder/CEO remuneration(8)	11.0	10.2
Other(9)	(24.4)	0.9
Adjusted EBITDA	$515.1	$449.4

($ millions)	Six months ended June 30, 2025	Six months ended June 30, 2024(1)
Net income (loss) from continuing operations	$60.3	$(727.7)
Add:
Interest and other finance costs	331.5	335.8
Depreciation of property and equipment	520.0	477.6
Amortization of intangible assets	122.2	142.0
Income tax recovery	(24.4)	(99.3)
EBITDA	1,009.6	128.4
Add:
(Gain) loss on foreign exchange(2)	(272.1)	79.9
Loss (gain) on sale of property and equipment	0.4	(2.2)
Share of net loss of investments accounted for using the equity method(3)	78.5	26.0
Share-based payments(4)	75.1	69.4
Loss on divestiture(5)	—	494.1
Transaction costs(6)	30.4	19.4
Acquisition, rebranding and other integration costs(7)	3.9	2.2
Founder/CEO remuneration(8)	31.8	10.2
Other(9)	(16.4)	(3.6)
Adjusted EBITDA	$941.2	$823.8

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Unaudited Interim Financial Statements.
(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(3)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.
(5)	Consists of losses resulting from the divestiture of non-core businesses.
(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(8)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(9)	The three and six months ended June 30, 2025 includes a $24.4 million gain on sale of a portion of GFL’s equity investment in Green Infrastructure Partners Inc. (“GIP”).

Adjusted Net Income (Loss) from Continuing Operations

The following tables provide a reconciliation of our net income (loss) from continuing operations to Adjusted Net Income (Loss) from continuing operations for the periods indicated, excluding the results of GFL Environmental Services which has been presented as discontinued operations:

($ millions)	Three months ended June 30, 2025	Three months ended June 30, 2024(1)
Net income (loss) from continuing operations	$274.2	$(531.9)
Add:
Amortization of intangible assets(2)	60.8	71.9
ARO discount rate depreciation adjustment(3)	—	4.3
Amortization of deferred financing costs	3.5	7.1
(Gain) loss on foreign exchange(4)	(266.4)	5.4
Share of net loss (income) of investments accounted for using the equity method(5)	23.2	(11.2)
Loss on termination of hedged arrangements(6)	—	17.2
Loss on divestiture(7)	—	494.1
Transaction costs(8)	9.2	14.1
Acquisition, rebranding and other integration costs(9)	2.4	1.8
Founder/CEO remuneration(10)	11.0	10.2
Other(11)	(24.4)	0.9
Tax effect(12)	8.0	(65.5)
Adjusted Net Income from continuing operations	$101.5	$18.4
Adjusted income per share, basic	$0.28	$0.05
Adjusted income per share, diluted	$0.26	$0.05

($ millions)	Six months ended June 30, 2025	Six months ended June 30, 2024(1)
Net income (loss) from continuing operations	$60.3	$(727.7)
Add:
Amortization of intangible assets(2)	122.2	142.0
ARO discount rate depreciation adjustment(3)	—	4.3
Amortization of deferred financing costs	26.9	12.0
(Gain) loss on foreign exchange(4)	(272.1)	79.9
Share of net loss of investments accounted for using the equity method(5)	78.5	26.0
Loss on termination of hedged arrangements(6)	30.5	17.2
Loss on divestiture(7)	—	494.1
Transaction costs(8)	30.4	19.4
Acquisition, rebranding and other integration costs(9)	3.9	2.2
Founder/CEO remuneration(10)	31.8	10.2
Other(11)	(16.4)	(3.6)
Tax effect(12)	(29.0)	(106.6)
Adjusted Net Income (Loss) from continuing operations	$67.0	$(30.6)
Adjusted income (loss) per share from continuing operations, basic	$0.18	$(0.08)
Adjusted income (loss) per share from continuing operations, diluted	$0.17	$(0.08)

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Unaudited Interim Financial Statements.
(2)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.
(3)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.
(4)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(5)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(6)	Consists of gains and losses on the termination of hedged arrangements associated with the 3.750% 2025 Secured Notes, the 5.125% 2026 Secured Notes, the 4.250% 2025 Secured Notes and the 4.750% 2029 Notes.
(7)	Consists of losses resulting from the divestiture of non-core businesses.
(8)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(9)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(10)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(11)	The three and six months ended June 30, 2025 includes a $24.4 million gain on sale of a portion of GFL’s equity investment in GIP.
(12)	Consists of the tax effect of the adjustments to net income (loss) from continuing operations.

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The following tables provide a reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended June 30, 2025	Three months ended June 30, 2024(1)
Cash flows from operating activities	$306.1	$364.6
Less:
Operating cash flows from discontinued operations(2)	—	109.1
Cash flows from operating activities (excluding discontinued operations)	306.1	255.5
Add:
Transaction costs(3)	9.2	14.1
Acquisition, rebranding and other integration costs(4)	2.4	1.8
Founder/CEO remuneration(5)	11.0	10.2
Distribution received from joint ventures	1.7	2.0
Adjusted Cash Flows from Operating Activities	330.4	283.6
Proceeds on disposal of assets and other	9.4	0.3
Purchase of property and equipment	(289.0)	(261.9)
Adjusted Free Cash Flow (including incremental growth investments)	50.8	22.0
Incremental growth investments(7)	86.3	89.0
Adjusted Free Cash Flow	$137.1	$111.0

($ millions)	Six months ended June 30, 2025	Six months ended June 30, 2024(1)
Cash flows from operating activities	$479.6	$627.8
Less:
Operating cash flows from discontinued operations(2)	69.6	180.1
Cash flows from operating activities (excluding discontinued operations)	410.0	447.7
Add:
Transaction costs(3)	30.4	19.4
Acquisition, rebranding and other integration costs(4)	3.9	2.2
Founder/CEO remuneration(5)	31.8	10.2
Cash interest paid on early termination of long-term debt(6)	68.9	—
Distribution received from joint ventures	5.3	8.3
Adjusted Cash Flows from Operating Activities	550.3	487.8
Proceeds on disposal of assets and other	13.1	8.0
Purchase of property and equipment	(585.5)	(516.9)
Adjusted Free Cash Flow (including incremental growth investments)	(22.1)	(21.1)
Incremental growth investments(7)	172.9	150.6
Adjusted Free Cash Flow	$150.8	$129.5

(1)	Comparative figures have been re-presented, refer to Note 2 and 17 in our Unaudited Interim Financial Statements.
(2)	Consists of operating cash flows from discontinued operations. As at June 30, 2025, GFL Environmental Services was presented as discontinued operations. Refer to Note 17 in our Unaudited Interim Financial Statements.
(3)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(4)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(5)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(6)	Consists of interest and related fees on early repayment of revolving credit facility, Term Loan B Facility, 3.75% 2025 Secured Notes, and 5.125% 2026 Secured Notes.
(7)	Consists of incremental sustainability related capital projects, primarily related to recycling and RNG.